Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—MARCH 2003

Series	* 1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	7.67%
Less: Coupon	1.37%
Servicing Fee	0.55%
Net Credit Losses	3.16%
Excess Spread:
March-03	2.59%
February-03	1.86%
January-03	2.73%
Three month Average Excess Spread	2.39%

Delinquencies:
30 to 59 Days	1.73%
60 to 89 Days	1.22%
90 + Days	2.45%
Total	5.40%

Payment Rate:	10.02%